VENTURE LENDING & LEASING IV, INC.

2010 NORTH FIRST STREET; SUITE 310

SAN JOSE, CA 95131

OCTOBER 5, 2009

VIA EDGAR

Mr. Kevin Rupert

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-0404

Re:

Venture Lending & Leasing IV, Inc. (the “Fund”)

Dear Mr. Rupert:

We are setting forth our responses to the comments (restated in italics below) raised in a telephone conversation with you on September 21, 2009.

The Fund’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2009 (“Form 10-Q”):

The summary of investments should be included as a schedule and not disclosed as a footnote and does not include interest rates by borrower.

Unlike companies with public float, the Funds each have only one shareholder, a non-public entity.  As such, it is of little importance to that shareholder where the summary of investments is disclosed.  As for the disclosure of interest rates, the Fund currently discloses the weighted average interest rate on performing loans for the portfolio as a whole.   However the Fund has not disclosed the interest rates for each borrower.

Management believes that the disclosure of interest rates by borrower could harm the Fund’s competitive position in two respects.  First, breaking out the interest rates by individual borrower could put the Fund at a disadvantage because competitors (other lenders) could use the public information about the Fund’s pricing in order to target the Fund’s customers and potentially win bids for future loans, or cause the Fund to have to lower loan pricing in order to win deals.  Second, a borrower would be able to see other companies in a similar industry to whom the Fund lends, and such companies may have obtained a loan from the Fund at a lower interest rate (for credit and business reasons).  This would aid borrowers in negotiating lower interest rates on future loan deals, thereby lowering income for the Fund.  Management believes that the competitive disadvantages of disclosing the interest rates by borrower greatly outweigh the potential benefit from the disclosure.  As a result, the Fund proposes to continue to disclose the interest rate by

VENTURE LENDING & LEASING IV, INC.

Mr. Kevin Rupert October 5, 2009 Page 2

portfolio, but not by borrower.  Additionally, the Fund’s investments are almost exclusively loans to privately held companies, which companies permit no, or only very limited, public information about their financial position.  Because of the limited public information available regarding the borrowers’ financial positions, Management believes that the benefit of interest rate disclosure would be minimal.  Management also believes that the place of disclosure of that information does not add to the usability or the readability of the financial reports.

Tandy Disclaimer

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or comments, please call me at (408) 436-8577 X 17.

Very truly yours,

/S/ Martin Eng

Martin Eng

Chief Financial Officer